

October 18, 2010

Jeremy Pearman
Chief Executive Officer
Securitas Edgar Filings, Inc.
Empire State Building
350 5th Avenue, 59th Floor
New York, New York 10118

> **Re: Securitas Edgar Filings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 30, 2010**
> **File No. 333-167824**

Dear Mr. Pearman:

We have reviewed amendment one to your registration statement and your letter submitted September 30, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1. Please include the date the amendment was filed on EDGAR.

Prospectus Cover Page

2. We reissue comment two in our letter dated July 26, 2010. We note that your prospectus cover page continues to exceed one page in length, and you continue to use defined terms that should be clear from their context. We also note that you use a defined term in the second to last sentence of the first paragraph, Company, that is not otherwise defined. Please revise.

3. In the first paragraph of your Cover Page you state that net proceeds to you will be equal to approximately $50,000. Please revise this figure to account for your estimated

offering expenses of $6,500 as you have done on page two. Please also revise your dilution disclosure beginning on page 15 to account for the revised net proceeds amount.

4. We note your response to comment four in our letter dated July 26, 2010. Please briefly state on the cover page whether creditors can attach the funds in your account. Also make similar changes in under the risk factors and plan of distribution sections.

5. We reissue, in part, comment seven in our July 26, 2010 letter. Please delete the last sentence in the third paragraph of your prospectus cover page as it may confuse investors. The sentence begins "If our common stock becomes quoted…." We also note that you deleted the last sentence in the fourth paragraph of the prospectus cover page that began "A selling security holder may be deemed…." Please restore that sentence.

Prospectus Summary, page 1

Our Business, page 1

6. We note your response to comment one in our letter dated July 26, 2010 in which you provide analysis regarding why you are not a blank check company. As noted in our prior comment one, please disclose here and in the risk factors that your founder and majority shareholder has been involved with companies that did not pursue their stated business plans. Please also expand the sixth paragraph on page one to disclose that you do not believe you are a blank check company and provide your reason(s) why. Please also state, if true, that neither you, nor any of your shareholders, have any plans to be acquired or to merge with another company nor do you, or any of your shareholders, have plans to enter into a change of control or similar transaction.

Risk Factors, page 3

7. Please update your financial information through June 30, 2010 under the following risk factors:

- We have losses which we expect to continue into the future . . ., page 5,

- We have been subject to a going concern opinion . . ., page 9, and

- You will incur substantial and immediate dilution . . ., page 12.

Exhibit Index, page 44

8. Please revise your incorporation by reference footnote on page 44 to reference the correct file number for your Form S-1.

Exhibit 5.1 Legal Opinion

9. We note your response to comment 46 in our letter dated July 26, 2010. Please revise the first paragraph to clarify that 1,000,000 shares are being offered by the company and 294,000 shares are being offered by the selling shareholders.

10. We note your response to comment 47 in our letter dated July 26, 2010. Please revise the third paragraph to clarify that the shares "being offered by the company" are duly authorized and will be, when issued in the manner described in the Registration Statement, legally and validly issued, fully paid and non-assessable. In the same paragraph, counsel should also opine that the shares to be offered by the selling shareholders "are" duly authorized, legally and validly issued, fully paid and non-assessable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Robert L.B. Diener, Esq.
        Via Fax (310) 362-8887